                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2003.

                       ASHANTI GOLDFIELDS COMPANY LIMITED

                 (Translation of Registrant's Name Into English)

                        Gold House, Patrice Lumumba Road
                           Roman Ridge, P.O. Box 2665
                                  Accra, Ghana

                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X    Form 40-F

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes    No  X

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

                           [ASHANTI GOLDFIELDS LOGO]
                                 PRESS RELEASE
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE                                           13 FEBRUARY 2003

                               PRELIMINARY RESULTS
                       FOR THE YEAR ENDED 31 DECEMBER 2002

                                   HIGHLIGHTS

         - Earnings before exceptional items of US$79.7 million - up 33% as compared to last year

         -        Proven and probable reserves increased

         -        Expansion programmes in progress at three mine sites

         -        Debt refinanced on better terms and ahead of schedule

         -        Group gross debt level reduced further by US$69.0 million

         -        Rights of hedge counterparties to call for margin cancelled

         -        All mines achieved improved NOSA safety ratings

                                                                       2002           2001
                                                                                    Restated
                                                                     ---------      ---------
FINANCIAL (US$)
Total Turnover                                                          552.2M         554.4m
Earnings before exceptional items                                        79.7M          59.9m
Earnings after exceptional items                                         56.2M          59.9m
Group EBITDA before exceptional items                                   156.2M         158.9m
Total EBITDA before exceptional items                                   186.2M         191.7m
Earnings per share before exceptional items                               0.67           0.53
Earnings per share after exceptional items                                0.47           0.53
                                                                     ---------      ---------

GOLD PRODUCTION (ounces)
Obuasi                                                                 537,219        528,451
Bibiani                                                                242,432        253,052
Iduapriem/Teberebie                                                    185,199        205,130
Ayanfuri                                                                    --         11,517
Siguiri                                                                269,292        283,199
Freda-Rebecca                                                           98,255        102,654
Geita (group share)                                                    289,522        272,781
TOTAL                                                                1,621,919      1,656,784
                                                                     ---------      ---------

TOTAL PRODUCTION COSTS BEFORE EXCEPTIONAL ITEMS (US$ per ounce)
Cash operating costs                                                       199            190
Royalties                                                                    9              8
Depreciation and amortisation                                               54             55
TOTAL                                                                      262            253
                                                                     ---------      ---------

ORE RESERVES AND MINERAL RESOURCES (million ounces)*
Proved and Probable Ore Reserves                                          27.8           26.1
Measured and Indicated Mineral Resources                                  46.4           44.0
                                                                     ---------      ---------

*includes 100% of interest in mines

CHIEF EXECUTIVE'S REVIEW                                                       2

OVERVIEW

It is gratifying for me to report that 2002 was a good year for Ashanti. The Group's finances were successfully restructured, our impressive safety record was further strengthened, expansion projects were commenced at a number of our operations, exploration efforts yielded interesting results and our diversification into other precious metals took a small but significant step in the Republic of South Africa. We laid a firm foundation for Ashanti's renaissance.

SAFETY, HEALTH AND ENVIRONMENT

The Group improved its strong safety record with Lost Time Injury Frequency Rate
- at 0.37 injuries per 200,000 hours worked - far better than the previous year's rate of 0.58 injuries per 200,000 hours worked, a world class performance.

Bibiani was re-rated for National Occupational Safety Association of Africa's
(NOSA) Four Star Integrated System and has also won the ISO14001 certification of Environmental Management. Obuasi and Iduapriem/Teberebie mines were re-rated 3 and 4 Star respectively, by NOSA during the year.

REFINANCING

The Group's refinancing was completed ahead of schedule and on better terms than originally announced with appreciable support from the Company's stakeholders, especially the Ghana Government and Lonmin Plc, who injected US$ 75 million in the form of Mandatorily Exchangeable Notes. We improved our financial flexibility by raising a new US$200 million Revolving Credit Facility from our banks and additional equity of US$41.8 million from early exercise of warrants.

Another significant milestone achieved as part of the refinancing was securing the cancellation of rights of hedge counterparties to call for margin, affording Ashanti ongoing margin free trading on its hedge book.

FINANCIAL PERFORMANCE

Profitability and cash flow improved over prior year's performance due largely to the higher gold price. Ashanti's 2002 earnings before exceptional items were US$79.7 million, 33% higher than the US$59.9 million recorded in 2001. Earnings per share before exceptional items increased to US$0.67 (2001: US$0.53 per share).

We also reduced our Group gross debt level further by US$69 million from US$325.9 million to US$256.9 million. During the year, Ashanti's hedge book was simplified further and exposure to floating lease rates was reduced by 2.4 million ounces to 2.6 million ounces. The commitments reduced by a further 1.0 million ounces to 6.5 million ounces, taking the total reduction achieved in our commitments since 31 December 1999 to 5.7 million ounces.

OPERATIONS

Total gold production of 1,621,919 ounces in 2002 was marginally lower than the 1,656,784 ounces produced in the previous year. Reduced gold production was due to operational challenges at Iduapriem, Bibiani, Siguiri and Freda-Rebecca. Although Obuasi also experienced operational difficulties during the year, it made a turnaround in the fourth quarter producing its best quarterly production since the second quarter of 2000.

Total cash operating costs were US$199 per ounce compared with US$190 per ounce in the previous year. The US$9 increase was due primarily to lower production.

In 2002, we embarked on several capital projects, including the expansion of the processing plants at Iduapriem and Geita, which are due to be completed in 2003. We also continued a deep level exploration programme at Obuasi. At Siguiri, feasibility studies have confirmed the viability of constructing a Carbon-in-Pulp (CIP) plant, with completion expected in early 2004 at a cost of approximately US$32 million.

CHIEF EXECUTIVE'S REVIEW                                                       3

EXPLORATION

Our value creation strategy for exploration continues to focus on growth through replacement of current production and addition of new quality ounces with emphasis, in the near term, on properties in and around the mine sites.

We have previously reported on promising results being obtained from our drilling at the Obuasi deeps, which continues to confirm the quality of that ore body. A continued scoping study at Obuasi has confirmed the potential to develop the resources defined by these very promising results.

We were also able to define substantial new reserves/resources at Nyankanga and other pits in Geita, Tanzania, and at Bidini in Siguiri, Guinea.

At year end 2002, our exploration efforts had resulted in an increase in reserves at our mine sites to 27.8 million ounces, up 7% on last year.

COMMUNITY RELATIONS

Ashanti believes that mining ought to be done with a human face. That is why our commitment to operating in harmony with the community remains unequivocal.

GROWTH STRATEGY

Our strategy is to pursue a three-pronged approach in our pursuit of growth. We plan to pursue quality gold assets in Africa, with priority at and around our mine sites and in the countries where we currently operate. We also plan to seek attractive diversification opportunities in precious minerals in Africa, building on our recent award of a Platinum Group Metal (PGM) exploration interest in the Republic of South Africa, and we plan to participate in the ongoing industry consolidation from a position of strength.

EMPLOYEES

It is our policy to focus on harnessing the human resource we have, and we are convinced that our local training programmes are among the best in the gold industry. In line with our philosophy, our operations across Africa are managed by a number of local nationals.

The dedication, commitment and loyalty of our employees is commendable. They have made all our achievements possible and we owe them our greatest gratitude.

OUTLOOK FOR 2003

Judging from the gold price trend, there has been a significant turnaround for gold, with the investor community having demonstrated a renewed interest in the metal. Ashanti welcomes this development from which we have been benefiting in respect of the unhedged portion of our production.

Nevertheless, there are important challenges that we face in 2003. These include maintaining our production level at 1.63 million ounces for the full year at a cash operating cost of below US$210 per ounce amidst rising fuel prices, increases in power costs and wages, depreciation of the US dollar in which our revenues are denominated, the appreciation in currencies of countries from which we source our major inputs and rising costs of reagents which will potentially impact on our costs and ultimately our profitability, if these trends do not reverse. However, we believe that your Company is well placed to face these challenges.



S E JONAH

CHIEF EXECUTIVE & GROUP MANAGING DIRECTOR

OPERATIONS REVIEW                                                              4

OVERVIEW

Although 2002 was a testing year operationally, the Group produced 1.62 million ounces, exceeding the annual target of 1.58 million ounces. Geita had an excellent year in production as well as the discovery of additional reserves. Expansion projects were implemented at Iduapriem and Geita, and are in the process of being implemented at Siguiri. The principal operational challenges were in grade control and leaching kinetics at Siguiri, grade and process control problems at the Obuasi Sulphide Treatment Plant (STP) in the second and third quarters, and a fire at Iduapriem coupled with the implications of tying in the Carbon-in-Leach (CIL) plant expansion. Reserves at the Group's mines increased after production depletion by 1.7 million ounces to 27.8 million ounces from 26.1 million ounces in 2001.

OBUASI

Obuasi produced 537,219 ounces from underground and tailings retreatment operations and from a small open pit deposit on the Homase concession located approximately 16 kilometres to the north. This compares with 528,451 ounces that the mine produced from underground and tailings retreatment the previous year. Cash operating costs were US$198 per ounce compared to US$192 per ounce in 2001. The higher cost resulted from the mining and processing of a higher tonnage of lower grade material.

UNDERGROUND MINING

Underground mining operations produced 2,423,000 tonnes, 3% lower than the 2,507,000 tonnes hoisted in 2001. The grade for the year at 7.48 g/t was 5% lower than the 7.90 g/t achieved in 2001 as a result of production from lower grade bulk mining blocks. Underground capital project work in 2002 focused on shaft upgrade at the Brown Sub-Vertical Shaft (BSVS) in preparation for the commencement of equipping in 2003, raise boring of the 300 ventilation shaft and support and tracking of the 41 level haulage.

SURFACE MINING

Surface mining operations recommenced with the development of the Homase concession open pit in the first quarter of the year. A total of 368,000 tonnes at 2.71 g/t were mined at a strip ratio of 5.8:1. Mining is being undertaken using in-house resources whilst the haulage of ore from Homase to Obuasi is being carried out by contractors.

PROCESSING

A total of 4,627,000 tonnes were processed compared to 4,060,000 tonnes in 2001, the increase resulting from the re-commissioning of the Oxide Treatment Plant
(OTP) in the third quarter to process ores from Homase and greater throughput at the Tailings Treatment Plant (TTP).

At STP, a total of 2,352,000 tonnes of ore at a grade of 7.35 g/t and a metallurgical recovery of 84.8% was processed compared to 2,394,000 tonnes at a grade of 7.53 g/t and a metallurgical recovery of 83.5% in 2001. Gold production in 2002 was 471,359 ounces compared to 482,982 ounces in 2001, the reduction being due to the lower feed grade and processed tonnage. Plant throughput and processing efficiency were affected by higher than planned maintenance downtime on the SAG mill and persistent power outages. In the second and third quarters the BIOX(R) section of the plant under performed when bacterial activity was impaired following the use of old nutrients in April. In the fourth quarter, a SAG mill, previously installed at the Pompora Treatment Plant was relocated to STP to provide additional capacity and operational flexibility. Full commissioning of this mill will take place in the first quarter of 2003.

OTP processed a total of 435,000 tonnes of Homase open pit ore and heap leach tailings to produce 23,390 ounces.

Throughput at the TTP was 1,840,000 tonnes at 2.29 g/t compared to 1,666,000 tonnes at 2.46 g/t in 2001. Metallurgical recovery at 31.2% was a reduction on the previous year's 32.7%. The lower feed grade and recovery resulted in the production of 42,275 ounces compared to 42,999 ounces the previous year, a reduction of 2%.

EXPLORATION

As was the case in 2001, the main objectives of the underground diamond drilling programme were the upgrading of the resource status across the mine and the delineation of new resources in the south section above 41 level and below 50 level across the base of the mine between the Adansi shaft and BSVS. Drilling below 50 level provided consistently good results across strike and showed that mineralisation extended down to the deepest levels drilled. Several 20 plus g/t intersections over mineable widths were made in quartz material down to 66 level in the vicinity of the Kwesi Mensah Shaft (KMS). Intersections included 10.8 g/t over 7.5 metres and 24.3 g/t over 2.0 metres on 30 level, 15.0 g/t over 6.5 metres and 17.0 g/t over 4.9 metres on 40 level, 21.2 g/t over 3.1 metres and
65.3 g/t over 8.7 metres at 54 level, 177.5 g/t over 2.1 metres at 56 level and
14.3 g/t over 9.0 metres at 66 level. The down dip extension of the orebody to at least some 500 metres below 50 level (1,600 metres below surface), currently the deepest level of the existing mine infrastructure, has been established.

OBUASI DEEPS

In the fourth quarter, a review of the in-house scoping study of the Obuasi deeps was undertaken by external consultants SRK. This included a review of the mineral resource and reserve potential down to a depth of 3,000 metres, some 1,500 metres below the current base of the mine infrastructure, as well as alternative production rates, infrastructure options and operating and capital cost projections.

OPERATIONS REVIEW                                                              5

IDUAPRIEM/TEBEREBIE

Gold production by Iduapriem (80% equity)/Teberebie (90% equity) for 2002 was 185,199 ounces, compared to the previous years 205,130 ounces. The cash operating costs increased to US$232 per ounce from US$214 per ounce in 2001 due to the lower gold production.

At 4,393,000 tonnes, the ore mined in 2002 compared with 4,852,000 tonnes the previous year, whilst the mined grade at 1.66 g/t was higher than the 1.58 g/t achieved in 2001. The higher grade resulted from mining of the Teberebie ore blocks. Waste mined was 15,019,000 tonnes, compared to 13,839,000 tonnes in 2001.

Gold production from the Carbon-in-Leach (CIL) plant reduced to 147,726 ounces from 158,103 ounces in 2001, the reduction largely due to lower throughput and metallurgical recovery. A fire in the second quarter which extensively damaged the elution circuit and resulted in the silting up of three leach tanks, persistent maintenance problems on the mills and pumps and power outages were the main reasons for the lower throughput and recovery. Mill throughput, feed grade and recovery in 2002 were 2,625,000 tonnes, 1.96 g/t and 89.3% respectively compared to 2,731,000 tonnes, 1.92 g/t and 94.6% the previous year. Metallurgical recovery was affected in the second half of the year when leach tank capacity, circuit stability and gold in process were affected by the fire and the commissioning activities on the CIL expansion project.

At the end of the year, the CIL plant expansion, from 2.8 million tonnes per annum to 4.5 million tonnes per annum was at an advanced stage, with the second SAG mill and all major equipment installed and in the process of being commissioned and tied into the existing plant. It is expected that the full capacity of the expansion will be achieved by the end of the first quarter 2003. During the year, ore reserves increased from 2.1 million ounces to 2.7 million ounces following additional drilling and re-engineering of the various pits to take account of reduced unit costs through expansion of the CIL plant.

Heap leach gold production was 37,473 ounces compared to 47,027 ounces in 2001. The lower heap leach gold production was due to the reduction in stacked tonnage following the cessation of crushing and stacking operations at the Iduapriem heap leach plant in 2001. A total of 1,127,000 tonnes were processed solely at the Teberebie heap leach plant compared to 2,633,000 tonnes at the combined facilities in 2001. Metallurgical recovery at 91.3% compares with 61.7% the previous year reflecting the recovery of gold from ores stacked but not fully leached at the Iduapriem pads during the previous year.

BIBIANI

Bibiani produced 242,432 ounces at a cash operating cost of US$180 per ounce during 2002 compared to 253,052 ounces at a cash operating cost of US$170 per ounce the previous year. The reduction in gold production was due to harder ore resulting in lower plant throughput and lower metallurgical recovery and in turn this resulted in a higher cash operating cost per ounce produced. Costs were also impacted by a water shortage in the first quarter.

Milled throughput for the year was 2,566,000 tonnes at a feed grade of 3.72 g/t compared to 2,769,000 tonnes at 3.46 g/t the previous year. Metallurgical recovery in 2002 decreased to 79.0% from 83.7% in 2001 due to the mining and processing of more refractory ore types during the year.

During the year the evaluation of a trackless underground mining operation to exploit extensions of the open pit resources at depth was completed. The report concluded that the first phase of extending the mine should be via a ramp access system developed from within the main pit to enable extraction of delineated mineral resources within approximately 100 metres of the base of the ultimate pit and to provide access for exploratory drilling that will target the deeper levels.

Mining of the Mpasetia deposit, located to the north east of the Bibiani concession, commenced in the first quarter of 2002 and contract haulage of the ore to the Bibiani processing plant started during the second quarter of 2002.

Bibiani was awarded a NOSA four star integrated rating and received ISO 14001 accreditation.

SIGUIRI - GUINEA (85% EQUITY)

In 2002, Siguiri produced a total of 269,292 ounces at a cash cost of US$230 per ounce compared with 283,199 ounces at US$220 per ounce in 2001. Production and cash costs were impacted by lower than targeted gold production from the stacked material during the year and higher mined tonnages.

A total of 9,464,000 tonnes of ore and 8,404,000 tonnes of waste were mined compared to 8,517,000 tonnes and 5,268,000 tonnes respectively in 2001 whilst the mined grade decreased from 1.34 g/t to 1.19 g/t. The heap leach plant processed a total of 9,462,000 tonnes at 1.16 g/t compared with 9,064,000 tonnes at 1.33 g/t the previous year. The plant throughput rates were maintained at 16% above design capacity and there were no major mechanical problems during the year.

Metallurgical recovery for the year increased to 76.3% from 73.1% in 2001. However recovery was affected initially by rainy season solution dilution and subsequently low leach rates linked to the recommencement of third layer stacking.

OPERATIONS REVIEW                                                              6

In 2002 we concluded a feasibility study to provide for the processing of predominantly saprolite (SAP) ores through a Carbon-in-Pulp (CIP) processing plant. We expect the CIP facility to have a capacity of 9.0 million tonnes per annum and to produce approximately 300,000 ounces of gold per year. The CIP plant will consist of a primary crusher followed by a scrubber where the plus 10 mm fraction will be separated and re-directed to the heap leach agglomeration plant.

Competitive tenders have been requested for the engineering design and construction management of the project. The expansion is expected to cost approximately US$32 million (excluding the cost of the new power plant which will be owned and operated by a third party) and we are planning for it to be operational by the end of the first quarter of 2004. We plan to fund the capital costs out of cashflow from Siguiri and through corporate funding. Although we expect cash operating costs to decrease at Siguiri as a result of this expansion, the principal advantage of the CIP plant is that we will be able to treat SAP ores alone.

Once the CIP plant is commissioned, heap leach processing will be reduced to approximately 15% of the total tonnage processed, this tonnage representing the coarser and harder fraction of the ore being screened for grinding and CIP processing. We therefore expect production from the heap leach plant throughput to reduce to around 1.5 million tonnes per year and gold production to be around 50,000 ounces per year.

FREDA-REBECCA - ZIMBABWE

Full year production in 2002 was 98,255 ounces at a cash operating cost of US$214 per ounce compared to 102,654 ounces at US$222 per ounce in 2001.

Underground production for the year of 1,077,000 tonnes at a head grade of 2.99 g/t was 7% lower than the 1,156,000 tonnes at 3.56 g/t achieved in 2001. The decrease in grade reflects the planned reduction in the mining rate from the higher-grade Area 7 mining block. Surface mining contributed 110,000 tonnes of oxide ore grading 2.26 g/t from the Phoenix Prince pit adjacent to the processing plant.

Processed tonnage for the year was 1,155,000 tonnes at 3.22 g/t compared with 1,121,000 tonnes at 3.30 g/t in 2001. Plant recovery in 2002 was 82.2% compared to 86.4% the previous year. Processing throughput and recovery were affected by a series of mechanical problems on the SAG mills and the leach tank agitator gearboxes during the year. A major plant maintenance programme was also undertaken. In the fourth quarter mill throughput improved to an annualised rate of 1,240,000 tonnes but a nationwide shortage of Liquid Petroleum Gas used in the elution and smelting processes restricted recovery from carbon impacting on recovery and production. The lower recovery and feed grade accounted for the decrease in gold production relative to 2001.

The shortage of foreign exchange, fixed exchange rate and high inflation in Zimbabwe continued to pose problems for the management team particularly in respect of procurement activities.

GEITA (50% J.V.) - TANZANIA

Geita mine produced a record total of 579,043 ounces (50% Ashanti) at a cash operating cost of US$163 per ounce, compared to 545,562 ounces at US$143 per ounce in 2001. As planned, gold production in the fourth quarter, at 122,742 ounces, was lower than the previous quarters of the year as mining in the Nyankanga pit moved into lower grade pits. This trend will continue for the first half of 2003, at which time, higher-grade ores should become available for extraction.

A total of 5,399,000 tonnes of ore grading 3.52 g/t were mined at a strip ratio of 7.4:1. This compares to 4,520,000 tonnes at 3.80 g/t and a strip ratio of 6.0:1 the previous year. At the beginning of the year, the mining contractor was changed and the annualised ore and waste excavation rate was successfully ramped up from 2,500,000 tonnes per month to around 4,000,000 tonnes per month to meet future requirements for the expanded Nyankanga open pit. Production from the Kukuluma open pit commenced in the second quarter of the year.

In 2002 a total of 4,979,000 tonnes were processed at a grade of 3.92 g/t with a metallurgical recovery of 92.3% compared to 4,582,000 tonnes at 3.91 g/t and a recovery of 93.0% in 2001. During the year an upgrade of the crushing and leach tank sections of the processing plant was completed and following commissioning in the first quarter of 2003, the capacity of the plant will increase to between
5.5 million tonnes and 6.0 million tonnes per annum.

EXPLORATION

Ashanti's exploration effort continued to focus on and around its existing mining operations. A total of US$17.6 million was spent on exploration at its mine sites and greenfields projects and resulted in the generation of an additional 4.0 million ounces of reserves and 5.4 million ounces of measured and indicated resources before mining depletion. This includes 100% of Geita's reserves and resources. This equates to an exploration cost of only US$4.4 per reserve ounce and US$3.3 per resource ounce. This remains one of the lowest in the industry and demonstrates Ashanti's reserve upside potential at its mine sites and its focused, cost effective exploration programmes.

EAST AFRICA

TANZANIA - At Geita, the exploration objective during 2002 was to convert the existing large resource base into additional reserves. This was achieved with reserves increasing by 22% after mining depletion to 9.4 million ounces (70.4 million

OPERATIONS REVIEW                                                              7

tonnes grading 4.2 g/t). Over 88,000 metres of drilling was undertaken during the year, targeting mainly the depth extent of Nyankanga and the gap area between Geita Hill and Lone Cone. This demonstrated a 5 kilometre long zone of gold mineralisation from Nyankanga to Geita Hill. Reserves at Geita Hill increased by 46% to 2.0 million ounces (20.2 million tonnes grading 3.1 g/t) and by 16% to 5.7 million ounces (33.5 million tonnes grading 5.3 g/t) at Nyankanga.

Infill drilling was also completed at Star and Comet (part of the original Nyamulilima licence block) during the last quarter. Significant intersections at Star and Comet included 7 metres grading 8.36 g/t from 76 metres, 6 metres at 10 g/t from 122 metres and 19 metres of 17.3 g/t from 113 metres. Updating of the Star and Comet Mineral Resource model generated indicated resources of 4.6 million tonnes grading 4.6 g/t, equivalent to 0.7 million ounces of gold. Preliminary pit optimisation of this resource was undertaken and resulted in 3 million tonnes grading 5.5 g/t within the pit shell.

Elsewhere in Tanzania, Ashanti continued its regional assessment of the Lake Victoria Goldfields and by year end had been granted the 2,075 square kilometre Kigosi permit in the south of the Lake Victoria Goldfields.

WEST AFRICA

GUINEA - Exploration at Siguiri was mainly targeted at locating and defining additional SAP resources. A new discovery at Bidini, in close proximity to Eureka Hill and Tubani was made by mid-year with measured and indicated resources of 322,000 ounces (7.3 million tonnes grading 1.4 g/t) being outlined.

COTE D'IVOIRE - Regional geochemical soil anomalies were outlined on the Korokaha and Bondoukou permits during the first half of the year. However, no follow up was undertaken as a result of the political/security situation in the country.

MALI - A reappraisal of south eastern Mali identified a number of target areas and by year end, five additional permits had been obtained for ground follow up.

GHANA - Exploration and assessment continued on a number of prospects on and in the vicinity of the Bibiani, Iduapriem and Obuasi operations.

CENTRAL AFRICA

D.R.CONGO - In mid year, Ashanti made plans to commence exploration on its prospective 8,000 square kilometre Kilo-Moto mining concession in northeastern Congo. However, during the third quarter, the security situation deteriorated which delayed the commencement of exploration activities.

SOUTHERN AFRICA

ZIMBABWE - Exploration at Freda-Rebecca continued on the optioned RAN claims, located approximately five kilometres from the Freda-Rebecca processing plant, as well as on the extensions of the Freda ore bodies up dip and to the west of previously drilled areas. Feasibility studies on the RAN copper/gold ores are ongoing and a final decision on the possible exploitation of this deposit will be made in 2003.

SOUTH AFRICA - During the third quarter, Tameng Mining & Exploration (Pty) Limited in which Ashanti has a 40% equity interest, was awarded through competitive bidding, PGM mineral exploration rights on the farm M'phatlele's Location 457KS in the northeastern limb of the Bushveld Igneous Complex. The sub-outcrop of the Merensky and UG2 Reefs which are the principal mineralised horizons for PGM's in the Bushveld Complex, have been mapped on M'phatlele's Location over a strike length of 8 kilometres.

SUMMARY OF PRODUCTION AND CASH OPERATING COSTS PER OUNCE

                                                                                              FREDA-                 TOTAL/
                                  OBUASI    AYANFURI   IDUAPRIEM     BIBIANI     SIGUIRI     REBECCA      GEITA     AVERAGE
                                  ------    --------   ---------     -------     -------     -------      -----     -------
TWELVE MONTHS TO 31 DEC 2002
Production (ounces)              537,219          --     185,199     242,432     269,292      98,255     289,522   1,621,919
Cost per ounce (US$)                 198          --         232         180         230         214         163         199
                                 -------      ------     -------     -------     -------     -------     -------   ---------
TWELVE MONTHS TO 31 DEC 2001
Production (ounces)              528,451      11,517     205,130     253,052     283,199     102,654     272,781   1,656,784
Cost per ounce (US$)                 192         243         214         170         220         222         143         190
                                 -------      ------     -------     -------     -------     -------     -------   ---------

GOLD PRODUCTION SUMMARY 2002                                                   8


                                                 4TH QUARTER       4th Quarter     12 MONTHS TO      12 months to
                                                     2002              2001         31 DEC 2002       31 Dec 2001
                                                     ----              ----         -----------       -----------
OBUASI
UNDERGROUND MINING
Ore production ('000 tonnes)                             596               619             2,423             2,507
Ore grade (g/t)                                         7.35              8.10              7.48              7.90
SURFACE MINING
Ore production ('000 tonnes)                             176                --               368                --
Ore grade (g/t)                                         2.69                --              2.71                --
Waste mined ('000 tonnes)                              1,029                --             2,165                --
Strip ratio                                              5.8                --               5.8                --
                                                     -------           -------         ---------         ---------
SULPHIDE TREATMENT PLANT
Ore processed ('000 tonnes)                              594               610             2,352             2,394
Head grade (g/t)                                        7.70              7.59              7.35              7.53
Recovery (%)                                            84.9              84.0              84.8              83.5
Gold produced (ounces)                               124,830           124,464           471,359           482,982
                                                     -------           -------         ---------         ---------
POMPORA TREATMENT PLANT
Ore processed ('000 tonnes)                               --                --                --                --
Head grade (g/t)                                          --                --                --                --
Recovery (%)                                              --                --                --                --
Gold produced (ounces)                                    --               312               195             2,470
                                                     -------           -------         ---------         ---------
OXIDE TREATMENT PLANT
Ore processed ('000 tonnes)                              251                --               435                --
Head grade (g/t)                                        2.11                --              2.06                --
Recovery (%)                                            82.2                --              81.2                --
Gold produced (ounces)                                13,991                --            23,390                --
                                                     -------           -------         ---------         ---------
TAILINGS TREATMENT PLANT
Ore processed ('000 tonnes)                              514               430             1,840             1,666
Head grade (g/t)                                        2.29              2.32              2.29              2.46
Recovery (%)                                            31.7              30.2              31.2              32.7
Gold produced (ounces)                                12,000             9,647            42,275            42,999
                                                     -------           -------         ---------         ---------
OBUASI TOTAL PROCESSED
Ore processed ('000 tonnes)                            1,359             1,040             4,627             4,060
Head grade (g/t)                                        4.62              5.41              4.84              5.45
Recovery (%)                                            75.1              74.3              74.8              74.3
Gold produced (ounces)                               150,821           134,423           537,219           528,451
                                                     -------           -------         ---------         ---------
DISTRIBUTION OF OBUASI PRODUCTION (ounces)
Underground                                          124,830           124,776           471,554           485,452
Surface                                               13,991                --            23,390                --
Tailings                                              12,000             9,647            42,275            42,999
Total                                                150,821           134,423           537,219           528,451
                                                     -------           -------         ---------         ---------
AYANFURI
MINING
Ore production ('000 tonnes)                              --                --                --               332
Ore grade (g/t)                                           --                --                --              1.50
Waste mined ('000 tonnes)                                 --                --                --             1,059
Strip ratio                                               --                --                --               3.2
                                                     -------           -------         ---------         ---------
HEAP LEACH
Ore stacked ('000 tonnes)                                 --                --                --               329
Head grade (g/t)                                          --                --                --              1.20
Recovery (%)                                              --                --                --              90.8
Gold produced (ounces)                                    --                --                --            11,517
                                                     -------           -------         ---------         ---------
IDUAPRIEM
MINING
Ore production ('000 tonnes)                           1,054             1,411             4,393             4,852
Ore grade (g/t)                                         1.76              1.49              1.66              1.58
Waste mined ('000 tonnes)                              3,098             3,712            15,019            13,839
Strip ratio                                              2.9               2.6               3.4               2.9
                                                     -------           -------         ---------         ---------
CIL PLANT
Ore processed ('000 tonnes)                              660               686             2,625             2,731
Head grade (g/t)                                        1.98              2.03              1.96              1.92
Recovery (%)                                            87.5              95.0              89.3              94.6
Gold produced (ounces)                                36,781            41,360           147,726           158,103
                                                     -------           -------         ---------         ---------

GOLD PRODUCTION SUMMARY 2002                                                   9


                                                 4TH QUARTER       4th Quarter     12 MONTHS TO      12 months to
                                                     2002              2001         31 DEC 2002       31 Dec 2001
                                                     ----              ----         -----------       -----------
IDUAPRIEM (CONTINUED)
HEAP LEACH

Ore stacked ('000 tonnes)                                427               638             1,127             2,633
Head grade (g/t)                                        1.18              0.87              1.13              0.91
Recovery (%)                                            55.3              77.0              91.3              61.7
Gold produced (ounces)                                 8,962            14,722            37,473            47,027
TOTAL GOLD PRODUCED (OUNCES)                          45,743            55,444           185,199           205,130
                                                     -------           -------         ---------         ---------
BIBIANI
MINING
Ore production ('000 tonnes)                             735               811             2,608             2,560
Ore grade (g/t)                                         3.40              3.24              3.53              3.58
Waste mined ('000 tonnes)                              2,334             3,017            11,054            13,981
Strip ratio                                              3.2               3.7               4.2               5.5
                                                     -------           -------         ---------         ---------
CIL PLANT
Ore processed ('000 tonnes)                              675               688             2,566             2,769
Head grade (g/t)                                        3.64              3.89              3.72              3.46
Recovery (%)                                            76.2              81.4              79.0              83.7
Gold produced (ounces)                                60,215            66,697           242,432           253,052
                                                     -------           -------         ---------         ---------
SIGUIRI
MINING
Ore production ('000 tonnes)                           2,854             2,006             9,464             8,517
Ore grade (g/t)                                         1.21              1.39              1.19              1.34
Waste mined ('000 tonnes)                              2,325             1,737             8,404             5,268
Strip ratio                                              0.8               0.9               0.9               0.6
                                                     -------           -------         ---------         ---------
HEAP LEACH
Ore stacked ('000 tonnes)                              2,506             2,170             9,462             9,064
Head grade (g/t)                                        1.19              1.36              1.16              1.33
Recovery (%)                                            62.7              65.9              76.3              73.1
Gold produced (ounces)                                60,133            62,551           269,292           283,199
                                                     -------           -------         ---------         ---------
FREDA-REBECCA
UNDERGROUND MINING
Ore production ('000 tonnes)                             244               243             1,077             1,156
Ore grade (g/t)                                         2.92              3.68              2.99              3.56
                                                     -------           -------         ---------         ---------
SURFACE MINING
Ore processed ('000 tonnes)                               --                51               110                56
Ore grade (g/t)                                           --              2.13              2.26              2.10
                                                     -------           -------         ---------         ---------
PROCESSING
Ore processed ('000 tonnes)                              311               277             1,155             1,121
Head grade (g/t)                                        2.87              2.89              3.22              3.30
Recovery (%)                                            80.8              81.6              82.2              86.4
Gold produced (ounces)                                23,190            21,060            98,255           102,654
                                                     -------           -------         ---------         ---------
GEITA
MINING
Ore production ('000 tonnes)                           1,093             1,399             5,399             4,520
Ore grade (g/t)                                         3.20              3.74              3.52              3.80
Waste mined ('000 tonnes)                             12,226             7,194            39,729            27,215
Strip ratio                                             11.2               5.1               7.4               6.0
                                                     -------           -------         ---------         ---------
CIL PLANT
Ore processed ('000 tonnes)                            1,261             1,193             4,979             4,582
Head grade (g/t)                                        3.36              3.89              3.92              3.91
Recovery (%)                                            90.1              93.0              92.3              93.0
Gold produced (ounces)                               122,742           138,085           579,043           545,562
Ashanti's share (ounces)                              61,371            69,043           289,522           272,781
                                                     -------           -------         ---------         ---------
GROUP SUMMARY (OUNCES)
Managed gold production                              340,102           340,174         1,332,397         1,384,003
Geita JV 50% (ounces)                                 61,371            69,043           289,522           272,781
Total gold production                                401,473           409,217         1,621,919         1,656,784
Less minority interests                               15,881            17,699            68,174            73,249
                                                     -------           -------         ---------         ---------
TOTAL ATTRIBUTABLE (OUNCES)                          385,592           391,518         1,553,745         1,583,535
                                                     =======           =======         =========         =========

FINANCIAL REVIEW                                                              10


SUMMARY

- Earnings before exceptional items of US$79.7 million - up 33% as compared to last year

- Balance sheet strengthened by refinancing of debt - completed both on better terms than previously announced and ahead of schedule

-        Rights of hedge counterparties to call for margin cancelled

- Ashanti's hedge book simplified further; hedging commitments and exposure to floating lease rates reduced

-        Group gross debt level reduced by US$69.0 million.


EARNINGS

Ashanti's 2002 earnings before exceptional items were 33% higher at US$79.7 million (2001: US$59.9 million). The improvement in earnings as compared to last year was principally due to higher spot prices, lower interest charges and tax credits. Earnings per share before exceptional items for the year, after taking into account the warrants that were exercised as part of the refinancing, were US$0.67 (2001: US$0.53).

Earnings after charging exceptional refinancing and restructuring costs of US$23.5 million (2001: nil) were US$56.2 million (2001:
US$59.9 million).

REVENUE

Higher spot prices enabled Ashanti to achieve total revenue of US$552.2 million (2001: US$554.4 million) despite lower production and the anticipated fall in the release of deferred hedging income. The average gold price realised during the year was higher at US$340 per ounce (2001: US$335 per ounce).

Spot revenue amounted to US$506.4 million (2001: US$455.8 million). Hedging income was lower at US$45.8 million (2001: US$98.6 million) due both to higher spot prices and a reduction in deferred hedging income released. Cash generated during 2002 from close-outs of maturing hedge contracts amounted to US$11.5 million (2001: US$41.6 million) and US$34.3 million (2001: US$57.0 million) was released from previously closed-out hedging contracts (deferred hedging income).

As at 31 December 2002 the deferred hedging income balance stood at US$27.8 million, of which US$14.7 million and US$13.1 million will be credited to the profit and loss account during 2003 and 2004 respectively.

HEDGING

As at 31 December 2002, Ashanti's hedge book had 5.0 million ounces of protection at an average price of US$358 per ounce and 6.5 million ounces of commitments at an average price of US$346 per ounce. Lease rate notional ounces stood at 2.75 million ounces with a maximum of 2.58 million ounces floating at any one time. As at 31 December 2002, Ashanti had 48% of its forecast production over the life of the hedge book committed and 37% protected (excluding production for Geita for the 2003-2007 period of the project financing).

As at 31 December 2002, Ashanti's hedge book had a negative mark-to-market value of US$150.0 million based on a spot price of US$345 per ounce (2001: US$88.8 million positive based on a spot price of US$277 per ounce). The decrease in the mark-to-market value was primarily due to high spot prices partially offset by lower US interest rates. As at 31 December 2002, Ashanti's share of the Geita hedge book was mark-to-market negative at US$44.3 million (2001: US$2.4 million negative). Neither the Ashanti nor the Geita hedge book is subject to margin calls.

During the year the principal restructurings of the hedge book included:

- The conversion of all convertible structures into vanilla options resulting in a simpler structure and additional protection of 128,000 ounces at a strike price of US$350 per ounce

- 150,000 ounces of sold puts with strikes at US$270 per ounce were removed from the hedge book

- Exposure to floating lease rates was reduced from a total of 5.0 million ounces to 2.6 million ounces.

FINANCIAL REVIEW                                                              11

There has been a significant reduction in commitments over the year, through maturing deals and the acceleration of the commitment profile. Ashanti's protection level however has remained broadly intact. The table below shows changes in the Ashanti hedge book's protection, commitments and floating lease rate exposure during the year:

                      31 DECEMBER       31 DECEMBER      REDUCTION
                             2001              2002       ACHIEVED
                             OZ M              OZ M           OZ M
                      -----------       -----------      ---------
Protection                    5.1               5.0            0.1
                  (Average price:   (Average price:
                       US$362/oz)        US$358/oz)
                      -----------       -----------      ---------
Commitments                  7.5           6.5          1.0
                  (Average price:   (Average price:
                       US$347/oz)        US$346/oz)
                      -----------       -----------      ---------
Lease rates                   5.0               2.6            2.4
                      -----------       -----------      ---------
Mark-to-market           US$88.8m         US$150.0m
                         Positive          Negative
                      -----------       -----------      ---------
Spot price              US$277/oz         US$345/oz

Details of the Ashanti and Geita hedge portfolios are set out on pages 23 and 24.

CASH OPERATING COSTS

Cash operating costs were US$199 per ounce, US$9 per ounce higher than US$190 per ounce recorded in 2001 due to the challenging operating environment outlined in the Operations Review.

As indicated in the Chief Executive's Review we anticipate our 2003 cost performance to be challenged by rising costs of certain inputs including fuel, power, wages and reagents.

EXPLORATION AND CORPORATE ADMINISTRATION

Exploration expenditure expensed during the year was lower at US$3.8 million (2001: US$6.5 million) due to the termination of Ashanti's involvement in Pangea Goldfield's concession in Tanzania. Corporate administration expenditure for the year was also lower at US$16.5 million (2001: US$21.1 million).

The Group's exploration and corporate administration budgets for 2003 are estimated at approximately US$6.0 million and US$20.0 million respectively and includes projects to improve efficiency at the Group's operations and additional exploration expenditure in respect of the Democratic Republic of Congo and South Africa.

DEPRECIATION

Total depreciation and amortisation charges amounted to US$88.4 million, and lower than the US$94.9 million recorded in 2001 primarily due to lower production.

TOTAL COSTS

Total costs before exceptional items, but including depreciation and amortisation, amounted to US$457.7 million (2001: US$457.6 million). Total costs per ounce increased by US$6 per ounce, from US$276 per ounce in 2001 to US$282 per ounce in 2002 mainly due to the increase in cash operating costs referred to above.

OTHER INCOME

Other income of US$3.3 million relates to additional consideration received in respect of the sale, in 1999, of Ashanti's interest in the Golden Pride mine. This consideration crystallised in 2002 following the gold price rally. No further consideration is due under the terms of the sale agreement.

EXCEPTIONAL ITEMS

Exceptional items, which have been identified separately in the profit and loss account, comprised the following:

- Refinancing and restructuring costs of US$23.5 million. These include professional fees and financing costs for both the proposed note restructuring, which was later withdrawn, and the cash redemption alternative outlined below, which was implemented in June 2002.

- As provided for in the sale and purchase agreement entered into in 2000 in respect of the Geita mine, AngloGold transferred the Ridge 8 property to Geita during the year. The consideration of US$17.6 million will be left outstanding until the project finance loans are fully repaid by Geita. AngloGold has transferred to Ashanti for no consideration, its 50% share which resulted in an exceptional gain of US$8.8 million. In line with Ashanti's accounting policy on exploration costs the cost of this property has been expensed, thereby recording a compensating exceptional loss of US$8.8 million.

FINANCIAL REVIEW                                                              12


FINANCING COSTS

Total interest charges fell by 23% from US$29.4 million in 2001 to US$22.6 million due to reduced debt levels and lower borrowing costs.

TAXATION

During 2002, Ashanti implemented Financial Reporting Standard 19 - Deferred Tax ("FRS 19"). Previously deferred tax was to be provided only to the extent that a liability was expected to crystallise. Adoption of FRS 19, which requires deferred tax to be provided for on a full provision basis, resulted in a prior period adjustment. The deferred tax liability of US$1.9 million at 31 December 2001 has been restated to a deferred tax asset of US$6.9 million. The comparative results and balances have been restated in the 2002 annual accounts, giving rise to an increase in the tax charge of US$2.8 million in 2001.

Taxation for the year was a credit of US$3.7 million. This comprised a tax charge for the Group of US$3.0 million and a tax credit of US$6.7 million in respect of the Geita joint venture.

DIVIDENDS

The Group continues to strengthen its financial position. However, both the Group and the Company have significant negative profit and loss account reserves at 31 December 2002.

The Ghana Companies Code, 1963, prohibits the payment of dividends where there are no positive balances in distributable reserves. In the light of the above, no dividend is proposed for 2002. Management will continue to explore ways of restoring the dividend paying ability of the Group.

CASH FLOW

Higher spot prices contributed to the increased net cash inflow from operating activities before exceptional items of US$117.5 million (2001: US$95.4 million). The net cash inflow from operating activities after meeting refinancing and restructuring costs of US$22.3 million was US$95.2 million.

Net interest paid was US$18.8 million (2001: US$22.4 million) and capital expenditure was US$64.5 million (2001: US$49.6 million).

CAPITAL EXPENDITURE

Ashanti's capital investment in its operations increased from US$49.6 million in 2001 to US$64.5 million in 2002. The additional investment in 2002 focused on:

- CIL plant expansion at Iduapriem and Teberebie to increase processing capacity from 2.8 million tonnes per annum to 4.5 million tonnes per annum

- Mining and processing equipment, and upgrade of shafts at the Obuasi mine

-        Mining equipment, plant and tailings dam at the Freda-Rebecca mine.

As indicated in the Operations Review, Ashanti's capital expenditure for 2003 is expected to be higher due to the planned construction of a Carbon-in-pulp plant at the Siguiri mine (estimated cost - US$32.0 million) and the first phase of the proposed underground development at the Bibiani mine (estimated cost - US$7.0 million).

REFINANCING AND DEBT LEVELS

During 2002, Ashanti successfully overcame its two major financial challenges of:

- refinancing its then outstanding revolving credit facility and the 5 1/2% guaranteed exchangeable notes due 2003, and

- extending, on an ongoing basis, margin free trading arrangements on its hedge book.

On 28 June 2002, Ashanti announced that it had withdrawn the proposed restructuring of its exchangeable notes and that it had effected a refinancing of the then outstanding revolving credit facility and the early redemption of the exchangeable notes using the proceeds arising from the Cash Redemption Alternative, which consisted of:

-        an enlarged US$200 million, five year revolving credit facility;

- the early exercise of warrants amounting to approximately US$41.8 million; and

- the issue of US$75.0 million mandatorily exchangeable notes (MENs), which were issued at par and for cash.

FINANCIAL REVIEW                                                              13


The above proceeds were used to effect an early redemption of US$219 million of the exchangeable notes, retire US$48 million of the then outstanding revolving credit facility and meet refinancing costs, with the balance being used to fund ongoing operations. In addition, Ashanti announced that, following completion of the Cash Redemption Alternative, it intends to undertake a rights issue by December 2003. The US$75 million of MENs will convert into equity on completion of a rights issue by Ashanti. Any funds raised from the Rights Issue, which is not part of the Cash Redemption Alternative, will be available as additional working capital for the Ashanti Group.

As part of this refinancing, the rights of hedge counterparties to call for margin were cancelled, thereby providing Ashanti with ongoing margin free trading on its hedge book.

During the year, the Group's gross debt level was reduced by US$69.0 million, from US$325.9 million to US$256.9 million. The Group's gross debt analysis as at 31 December 2002, excluding the 50% share of the non-recourse Geita project finance loan, was as follows:

                                                    US$
                                                  million
                                                  -------
US$200 million Revolving Credit Facility
   ("RCF")                                          149.0
Iduapriem/Teberebie project finance loans            23.4
Other loans and overdrafts                           14.0
Less: deferred loan fees                             (4.5)
                                                  -------
                                                    181.9
Mandatorily Exchangeable Notes ("MENs")              75.0
                                                  -------
Ashanti Group's gross debt as at
   31 December 2002                                 256.9
                                                  -------

The Group's net debt level as at 31 December 2002 was also lower at US$215.6 million (2001: US$270.7 million).

As at 31 December 2002, Ashanti had headroom of US$51.0 million under its US$200 million Revolving Credit Facility.

OTHER MATTERS

Ashanti has been informed by the US Securities and Exchange Commission that it has no further comments on its Forms 20-F for the years ended 31 December 2000 and 2001.

GROUP PROFIT AND LOSS ACCOUNT
For the year ended 31 December                                                14

                                                                2002                                               2001
                                                                GROUP
                                   BEFORE                       AFTER         INTEREST                            Interest
                                   EXCEPTIONAL   EXCEPTIONAL    EXCEPTIONAL   IN JOINT                Group       in joint
                                   ITEMS         ITEMS          ITEMS         VENTURE      TOTAL      Restated*   venture     Total
                           Note    US$M          US$M           US$M          US$M         US$M       US$m        US$m         US$m
------------------------------------------------------------------------------------------------------------------------------------
TURNOVER                   2        467.5           --            467.5         84.7        552.2      477.7       76.7       554.4
                                   ------        -----          -------       ------       ------     ------      -----      ------
Cash operating costs       3       (275.9)          --           (275.9)       (47.2)      (323.1)    (276.3)     (38.9)     (315.2)
Other costs                3        (26.8)          --            (26.8)        (4.8)       (31.6)     (31.7)      (2.8)      (34.5)
Royalties                  3        (11.9)          --            (11.9)        (2.7)       (14.6)     (10.8)      (2.2)      (13.0)
Depreciation and
 amortisation                       (75.1)          --            (75.1)       (13.3)       (88.4)     (82.3)     (12.6)      (94.9)
Exceptional cost           5           --        (23.5)           (23.5)        (8.8)       (32.3)        --         --          --
                                   ------        -----          -------       ------       ------     ------      -----      ------
TOTAL COSTS                4       (389.7)       (23.5)          (413.2)       (76.8)      (490.0)    (401.1)     (56.5)     (457.6)
                                   ------        -----          -------       ------       ------     ------      -----      ------
Other income                          3.3          8.8             12.1           --         12.1         --         --          --
OPERATING PROFIT/(LOSS)              81.1        (14.7)            66.4          7.9         74.3       76.6       20.2        96.8
                                                                              ------       ------                 -----      ------
Share of operating
 profit of joint venture             16.7         (8.8)             7.9                                 20.2
                                   ------        -----          -------                               ------
TOTAL OPERATING
        PROFIT/(LOSS)      3         97.8        (23.5)            74.3                                 96.8

NET INTEREST PAYABLE:
 group                              (17.5)          --            (17.5)                               (21.6)
    joint venture                    (5.1)          --             (5.1)                                (7.8)
                                   ------        -----          -------                               ------
PROFIT BEFORE TAXATION               75.2        (23.5)            51.7                                 67.4
Taxation: group                      (3.0)          --             (3.0)                                (9.6)
         joint venture                6.7           --              6.7                                    -
                                   ------        -----          -------                               ------
PROFIT AFTER TAXATION                78.9        (23.5)            55.4                                 57.8
Minority interests                    0.8           --              0.8                                  2.1
                                   ------        -----          -------                               ------
PROFIT ATTRIBUTABLE TO
        SHAREHOLDERS                 79.7        (23.5)            56.2                                 59.9
DIVIDENDS                              --           --               --                                   --
                                   ------        -----          -------                               ------
RETAINED PROFIT FOR
 THE PERIOD                          79.7        (23.5)            56.2                                 59.9
                                   ======        =====          =======                               ======
EARNINGS PER SHARE (US$)   7         0.67        (0.20)            0.47                                 0.53


*The Group profit and loss account for the year ended 31 December 2001 has been restated for the adoption of FRS 19 - Deferred Tax.

GROUP BALANCE SHEET
As at 31 December                                                             15

                                                       2002                                    2001
                                                     INTEREST                                Interest
                                                     IN JOINT                    Group       in joint
                                            GROUP     VENTURE      TOTAL       Restated*     venture        Total
                                            US$M       US$M         US$M          US$m         US$m         US$m
-----------------------------------------------------------------------------------------------------------------
FIXED ASSETS

Intangible assets                            17.3      54.8          72.1          18.8        59.2          78.0
Tangible assets                             602.7     103.5         706.2         612.9       103.4         716.3
Investments
   - Geita joint venture                     91.2     (91.2)           --          81.7       (81.7)           --
   - Loans to joint venture and other
     investments                             32.6        --          32.6          32.6          --          32.6
                                           ------                  ------        ------                    ------
                                            743.8                   810.9         746.0                     826.9
                                           ------                  ------        ------                    ------
CURRENT ASSETS

Stocks                                       76.6      11.2          87.8          73.5         8.8          82.3
Debtors due within one year                  14.0      21.2          35.2          23.0         9.6          32.6
Debtors due after more than one year          8.8        --           8.8            --          --            --
Cash                                         41.3      14.4          55.7          55.2         9.2          64.4
                                           ------    ------        ------        ------      ------        ------
                                            140.7      46.8         187.5         151.7        27.6         179.3
                                           ------    ------        ------        ------      ------        ------
CREDITORS: AMOUNTS FALLING
 DUE WITHIN ONE YEAR

Creditors                                  (131.1)    (19.7)       (150.8)       (155.0)      (13.1)       (168.1)
Borrowings                                   (2.7)    (10.8)        (13.5)        (25.3)      (10.8)        (36.1)
                                           ------    ------        ------        ------      ------        ------
                                           (133.8)    (30.5)       (164.3)       (180.3)      (23.9)       (204.2)
                                           ------    ------        ------        ------      ------        ------
NET CURRENT ASSETS/(LIABILITIES)              6.9      16.3          23.2         (28.6)        3.7         (24.9)

TOTAL ASSETS LESS CURRENT
 LIABILITIES                                750.7                   834.1         717.4                     802.0

CREDITORS: AMOUNTS FALLING
 DUE AFTER MORE THAN ONE YEAR

Creditors                                   (24.0)    (39.9)        (63.9)        (49.8)      (31.1)        (80.9)
Borrowings                                 (254.2)    (40.6)       (294.8)       (300.6)      (51.3)       (351.9)

PROVISIONS FOR LIABILITIES
 AND CHARGES                                (25.0)     (2.9)        (27.9)        (17.9)       (2.2)        (20.1)
                                           ------    ------        ------        ------      ------        ------
                                            447.5                   447.5         349.1                     349.1
                                           ------                  ------        ------                    ------
CAPITAL AND RESERVES

Stated capital                              588.2                                 545.2
Reserves                                   (141.9)                               (198.1)
                                           ------                                ------
EQUITY SHAREHOLDERS' FUNDS                  446.3                                 347.1
Equity minority interests                     1.2                                   2.0
                                           ------                                ------
                                            447.5                                 349.1
                                           ------                                ------

*The Group balance sheet as at 31 December 2001 has been restated for the adoption of FRS 19 - Deferred Tax.

GROUP CASH FLOW STATEMENT
For the year ended 31 December                                                16

                                                                            2002           2001
                                                                            US$M           US$m
------------------------------------------------------------------------------------------------
CASH INFLOW FROM OPERATING ACTIVITIES                                        95.2          95.4
------------------------------------------------------------------------------------------------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                             0.8           2.0
Interest paid                                                               (19.6)        (24.4)
------------------------------------------------------------------------------------------------
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND
SERVICING OF FINANCE                                                        (18.8)        (22.4)
------------------------------------------------------------------------------------------------
TAXATION
Tax paid                                                                     (2.0)         (2.9)
------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets                                           (64.5)        (49.6)
------------------------------------------------------------------------------------------------
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT          (64.5)        (49.6)
------------------------------------------------------------------------------------------------
CASH INFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING                      9.9          20.5
MANAGEMENT OF LIQUID RESOURCES                                                6.0           9.7
------------------------------------------------------------------------------------------------
CASH INFLOW BEFORE FINANCING                                                 15.9          30.2
FINANCING
Issue of ordinary shares                                                     41.8            --
DECREASE IN DEBT                                                            (61.0)        (40.6)
------------------------------------------------------------------------------------------------
NET CASH OUTFLOW FROM FINANCING                                             (19.2)        (40.6)
------------------------------------------------------------------------------------------------
DECREASE IN CASH                                                             (3.3)        (10.4)
------------------------------------------------------------------------------------------------

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
Decrease in cash                                                             (3.3)        (10.4)
Decrease in liquid resources                                                 (6.0)         (9.7)
------------------------------------------------------------------------------------------------
                                                                             (9.3)        (20.1)
Cash outflow from decrease in debt                                           61.0          40.6
Other                                                                         3.4           0.9
------------------------------------------------------------------------------------------------
MOVEMENT IN NET DEBT                                                         55.1          21.4
Net debt at 1 January                                                      (270.7)       (292.1)
------------------------------------------------------------------------------------------------
NET DEBT AT 31 DECEMBER                                                    (215.6)       (270.7)
------------------------------------------------------------------------------------------------

GROUP PROFIT AND LOSS ACCOUNT
For the 3 months to 31 December                                               17

                                                                   2002                                     2001
                                                                 INTEREST                                Interest
                                                                 IN JOINT                   Group        in joint
                                                      GROUP      VENTURE        TOTAL      Restated*      venture      Total
                                            Note      US$M         US$M         US$M         US$m          US$m         US$m
------------------------------------------------------------------------------------------------------------------------------
TURNOVER                                      6       123.8        17.7         141.5        128.9          19.9        148.8
                                                     ------       -----        ------       ------         -----       ------
Cash operating costs                          6       (74.3)      (12.4)        (86.7)       (69.9)        (10.5)       (80.4)
Other costs                                   6        (4.4)       (2.4)         (6.8)       (12.4)         (2.8)       (15.2)
Royalties                                     6        (3.2)       (0.6)         (3.8)        (2.9)         (0.5)        (3.4)
Depreciation and amortisation                 6       (21.0)       (3.4)        (24.4)       (14.8)         (3.5)       (18.3)
                                                     ------       -----        ------        ------         -----       ------
TOTAL COSTS                                          (102.9)      (18.8)       (121.7)      (100.0)        (17.3)      (117.3)
                                                     ------       -----        ------        ------         -----       ------
Other income                                            1.1          --           1.1           --            --           --

OPERATING PROFIT/(LOSS)                       6        22.0        (1.1)         20.9         28.9           2.6         31.5
                                                                  -----        ------                      -----       ------
Share of operating (loss)/profit
 of joint venture                                      (1.1)                                   2.6
                                                     ------                                 ------
TOTAL OPERATING PROFIT                                 20.9                                   31.5

NET INTEREST PAYABLE: group                            (3.4)                                  (4.5)
                      joint venture                    (1.5)                                  (1.4)
                                                     ------                                 ------
PROFIT BEFORE TAXATION                                 16.0                                   25.6
Taxation: group                                        (3.0)                                  (5.4)
          joint venture                                 6.7                                     --
                                                     ------                                 ------
PROFIT AFTER TAXATION                                  19.7                                   20.2
Minority interests                                      1.2                                    2.1
                                                     ------                                 ------
PROFIT ATTRIBUTABLE TO SHAREHOLDERS                    20.9                                   22.3
DIVIDENDS                                                --                                     --
                                                     ------                                 ------
RETAINED PROFIT FOR THE PERIOD                         20.9                                   22.3
                                                     ======                                 ======

EARNINGS PER SHARE (US$)                               0.18                                   0.20

*The Group profit and loss account for the three months ended 31 December 2001 has been restated for the adoption of FRS 19 - Deferred Tax.

GROUP CASHFLOW STATEMENT
For the 3 months to 31 December                                               18

                                                                             2002           2001
                                                                             US$M           US$m
-------------------------------------------------------------------------------------------------
CASH INFLOW FROM OPERATING ACTIVITIES                                         37.0          28.8
-------------------------------------------------------------------------------------------------
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                              0.3            --
Interest paid                                                                 (1.6)         (3.0)
-------------------------------------------------------------------------------------------------
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICE OF FINANCE           (1.3)         (3.0)
-------------------------------------------------------------------------------------------------
TAXATION
Tax paid                                                                      (0.3)         (0.1)
-------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of tangible fixed assets                                            (18.4)        (14.6)
-------------------------------------------------------------------------------------------------
NET CASH OUTFLOW FROM CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT           (18.4)        (14.6)
-------------------------------------------------------------------------------------------------
CASH INFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING                      17.0          11.1
MANAGEMENT OF LIQUID RESOURCES                                                (7.4)          9.7
-------------------------------------------------------------------------------------------------
CASH INFLOW BEFORE FINANCING                                                   9.6          20.8
FINANCING
Decrease in debt                                                              (9.0)         (9.0)
-------------------------------------------------------------------------------------------------
NET CASH OUTFLOW FROM FINANCING                                               (9.0)         (9.0)
-------------------------------------------------------------------------------------------------
INCREASE IN CASH                                                               0.6          11.8
-------------------------------------------------------------------------------------------------

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
Increase in cash                                                               0.6          11.8
Increase/(decrease) in liquid resources                                        7.4          (9.7)
-------------------------------------------------------------------------------------------------
                                                                               8.0           2.1
Cash outflow from decrease in debt                                             9.0           9.0
Other                                                                         (0.3)          1.6
-------------------------------------------------------------------------------------------------
MOVEMENT IN NET DEBT                                                          16.7          12.7
Net debt at 1 October                                                       (232.3)       (283.4)
-------------------------------------------------------------------------------------------------
NET DEBT AT 31 DECEMBER                                                     (215.6)       (270.7)
-------------------------------------------------------------------------------------------------

NOTES                                                                         19


1     BASIS OF PREPARATION

      The unaudited results for the year ended 31 December 2002 have been prepared in accordance with the accounting policies used in preparing the financial statements and are consistent with those used by the Group in its financial statements for the year ended 31 December 2001 except for deferred tax following the implementation of FRS 19 "Deferred Tax".

2     TURNOVER

                                                             2002         2001
                                                             US$M         US$m
--------------------------------------------------------------------------------
      Bullion revenue                                        416.3        381.7
      Cash realised on maturing hedging contracts             16.9         39.0
      Deferred hedging income                                 34.3         57.0
--------------------------------------------------------------------------------
                                                             467.5        477.7
      Share of turnover of joint venture                      84.7         76.7
--------------------------------------------------------------------------------
                                                             552.2        554.4
================================================================================

3 OPERATING PROFIT ANALYSIS BY BUSINESS AREA BEFORE EXCEPTIONAL ITEMS 12 months to 31 December 2002

                                                          FREDA-    HEDGING   EXPLOR-    CORP.               GEITA
                   OBUASI   IDUAPRIEM  BIBIANI  SIGUIRI   REBECCA    INCOME    ATION    ADMIN.    GROUP      (50%)      TOTAL
--------------------------------------------------------------------------------------------------------------------------------
Production ozs     537,219   185,199   242,432   269,292   98,255        --      --        --   1,332,397   289,522   1,621,919
--------------------------------------------------------------------------------------------------------------------------------
Revenue-spot         167.8      57.8      76.1      83.9     30.7        --      --        --       416.3      90.1       506.4
       - hedging        --        --        --        --       --      51.2      --        --        51.2      (5.4)       45.8
--------------------------------------------------------------------------------------------------------------------------------
                     167.8      57.8      76.1      83.9     30.7      51.2      --        --       467.5      84.7       552.2
Cash operating
 costs              (106.4)    (43.0)    (43.6)    (61.9)   (21.0)       --      --        --      (275.9)    (47.2)     (323.1)
Other costs           (0.5)     (0.9)     (0.3)     (4.8)      --        --    (3.8)    (16.5)      (26.8)     (4.8)      (31.6)
Royalties             (5.0)     (1.7)     (2.3)     (2.9)      --        --      --        --       (11.9)     (2.7)      (14.6)
Other income            --        --        --        --       --        --      --       3.3         3.3        --         3.3
--------------------------------------------------------------------------------------------------------------------------------
EBITDA                55.9      12.2      29.9      14.3      9.7      51.2    (3.8)    (13.2)      156.2      30.0       186.2
Depreciation and
 amortisation        (33.0)     (7.6)    (11.7)    (17.7)    (3.7)       --    (0.1)     (1.3)      (75.1)    (13.3)      (88.4)
--------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT
 /(LOSS)
  2002                22.9       4.6      18.2      (3.4)     6.0      51.2    (3.9)    (14.5)       81.1      16.7        97.8
  2001                (1.0)      4.4       7.5      (6.8)     7.3      96.0    (8.4)    (22.4)       76.6      20.2        96.8
--------------------------------------------------------------------------------------------------------------------------------

NOTES                                                                         20

4     RECONCILIATION OF TOTAL COSTS                        2002          2001
                                                           US$M          US$m
--------------------------------------------------------------------------------
      CASH OPERATING COSTS
      Obuasi                                             106.4           101.4
      Iduapriem                                           43.0            44.0
      Bibiani                                             43.6            43.1
      Ayanfuri                                               -             2.8
      Siguiri                                             61.9            62.2
      Freda-Rebecca                                       21.0            22.8
      Geita                                               47.2            38.9
--------------------------------------------------------------------------------
      TOTAL CASH OPERATING COSTS                         323.1           315.2

      Corporate administration costs                      16.5            21.2
      Exploration costs                                    3.8             6.5
      Other                                               11.3             6.8
--------------------------------------------------------------------------------
      TOTAL OPERATING COSTS                              354.7           349.7

      Royalties                                           14.6            13.0
      Depreciation and amortisation                       88.4            94.9
      Exceptional costs                                   32.3              --
--------------------------------------------------------------------------------
      TOTAL COSTS                                        490.0           457.6
--------------------------------------------------------------------------------

5      EXCEPTIONAL ITEMS                                     2002         2001
                                                             US$M         US$m
--------------------------------------------------------------------------------
       Refinancing and restructuring costs (note a.)        (23.5)         --
       Share of operating loss of joint venture (note b.)    (8.8)         --
       Other income (note b.)                                 8.8          --
--------------------------------------------------------------------------------
                                                            (23.5)         --
--------------------------------------------------------------------------------

a.    Costs incurred in refinacing the Group's debt during 2002.

b. As provided for in the sale and purchase agreement entered into in 2000 in respect of the Geita mine, AngloGold transferred the neighbouring Ridge 8 property to Geita during the year. The consideration of US$17.6 million will be left outstanding until the project finance loans are fully repaid by Geita. AngloGold has transferred to Ashanti for no consideration, its 50% share of the receivable which resulted in an exceptional gain of US$8.8 million. In line with Ashanti's accounting policy on exploration costs, the cost of this property has been expensed, thereby recording an exceptional loss of US$8.8 million.

6 OPERATING PROFIT ANALYSIS BY BUSINESS AREA BEFORE EXCEPTIONAL ITEMS 3 months to 31 December 2002

                                                                FREDA-    HEDGING   EXPLOR-    CORP.             GEITA
                       OBUASI   IDUAPRIEM   BIBIANI   SIGUIRI   REBECCA   INCOME     ATION    ADMIN.     GROUP    (50%)     TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
Production ozs        150,821    45,743     60,215    60,133     23,190       --        --       --    340,102   61,371    401,473
-----------------------------------------------------------------------------------------------------------------------------------
Revenue - spot           49.3      14.9       19.9      19.6        7.5       --        --       --      111.2     19.8      131.0
        - hedging          --        --         --        --         --     12.6        --       --       12.6     (2.1)      10.5
-----------------------------------------------------------------------------------------------------------------------------------
                         49.3      14.9       19.9      19.6        7.5     12.6        --       --      123.8     17.7      141.5
Cash operating costs    (28.7)    (13.9)      (9.5)    (17.7)      (4.5)      --        --       --      (74.3)   (12.4)     (86.7)
Other costs              (0.5)     (0.2)        --      (1.5)        --       --      (0.4)    (1.8)      (4.4)    (2.4)      (6.8)
Royalties                (1.5)     (0.4)      (0.6)     (0.7)        --       --        --       --       (3.2)    (0.6)      (3.8)
Other income               --        --         --        --         --       --        --      1.1        1.1       --        1.1
-----------------------------------------------------------------------------------------------------------------------------------
EBITDA                   18.6       0.4        9.8      (0.3)       3.0     12.6      (0.4)    (0.7)      43.0      2.3       45.3
Depreciation and
 amortisation            (6.1)     (4.8)      (2.4)     (4.6)      (2.7)      --      (0.1)    (0.3)     (21.0)    (3.4)     (24.4)
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT/
 (LOSS)
  2002                   12.5      (4.4)       7.4      (4.9)       0.3     12.6      (0.5)    (1.0)      22.0     (1.1)      20.9
  2001                    1.7       1.5        1.5      (1.4)       3.2     32.9      (4.0)    (6.5)      28.9      2.6       31.5
-----------------------------------------------------------------------------------------------------------------------------------

NOTES                                                                         21


7     EARNINGS PER SHARE

      The calculation of earnings per share is based on earnings after tax and minority interests and the weighted average number of shares outstanding during the year of 119.1 million (2001: 112.1 million). Earnings per share has been shown before and after exceptional items in order to show the impact of the exceptional items on the underlying results of the business.

8     ORE RESERVES AND MINERAL RESOURCES

MEASURED AND INDICATED MINERAL RESOURCES AS AT 31 DECEMBER 2002

-----------------------------------------------------------------------------------------------   ---------   ---------
                                        MEASURED             INDICATED              TOTAL              GOLD      EQUITY
                                    TONNES     GRADE     TONNES     GRADE     TONNES      GRADE      OUNCES      OUNCES
LOCATION                           (MILLION)   (G/T)    (MILLION)   (G/T)    (MILLION)    (G/T)   (MILLION)   (MILLION)
-----------------------------------------------------------------------------------------------   ---------   ---------
OBUASI
Underground                           22.1      11.1       35.9       9.6       58.0       10.2        19.0        19.0
Surface                               17.8       3.0        1.4       2.8       19.2        3.0         1.9         1.9
Tailings                              14.5       2.0        5.0       2.2       19.5        2.0         1.2         1.2
-----------------------------------------------------------------------------------------------    --------   ---------
Sub Total                             54.4       6.0       42.3       8.5       96.7        7.1        22.1        22.1
-----------------------------------------------------------------------------------------------    --------   ---------
OTHER LOCATIONS
Iduapriem (80%)/Teberebie (90%)       48.4       1.6       33.4       1.6       81.8        1.6         4.2         3.4
Bibiani underground                     --        --        2.2       5.4        2.2        5.4         0.4         0.4
Bibiani surface                        1.9       1.8        4.2       3.1        6.1        2.7         0.5         0.5
Bibiani tailings                       4.4       1.1        0.4       0.9        4.8        1.1         0.2         0.2
Siguiri (85%)                         26.7       1.1       56.0       1.2       82.7        1.2         3.1         2.6
Freda-Rebecca                         12.4       2.5        3.8       2.4       16.2        2.5         1.3         1.3
Geita (50%)                           40.3       3.5       68.0       4.3      108.3        4.0        13.9         7.0
Youga (45%)                             --        --        7.4       3.0        7.4        3.0         0.7         0.3
-----------------------------------------------------------------------------------------------    --------   ---------
Sub Total                            134.1       2.2      175.4       2.6      309.5        2.4        24.3        15.7
-----------------------------------------------------------------------------------------------    --------   ---------
TOTAL                                188.5       3.3      217.7       3.8      406.2        3.6        46.4        37.8
-----------------------------------------------------------------------------------------------    --------   ---------
2001 Total                           204.3       3.2      197.9       3.6      402.2        3.4        44.0        36.6
-----------------------------------------------------------------------------------------------    --------   ---------


PROVED AND PROBABLE ORE RESERVES AS AT 31 DECEMBER 2002

----------------------------------------------------------------------------------------------------   ---------    ----------
                                                 PROVEN    PROBABLE                            TOTAL        GOLD        EQUITY
                                      TONNES      GRADE     TONNES      GRADE     TONNES       GRADE      OUNCES        OUNCES
LOCATION                            (MILLION)     (G/T)    (MILLION)    (G/T)    (MILLION)     (G/T)   (MILLION)     (MILLION)
----------------------------------------------------------------------------------------------------   ---------    ----------
OBUASI
Underground                              4.6        7.4       35.9        8.1       40.5        8.0         10.4          10.4
Surface                                  0.9        6.1         --         --        0.9        6.1          0.2           0.2
Tailings                                14.5        2.0        4.9        2.2       19.4        2.0          1.3           1.3
----------------------------------------------------------------------------------------------------   ---------    ----------
Sub Total                               20.0        3.4       40.8        7.4       60.8        6.1         11.9          11.9
----------------------------------------------------------------------------------------------------   ---------    ----------
OTHER LOCATIONS
Iduapriem (80%)/Teberebie (90%)         35.1        1.7       13.9        1.7       49.0        1.7          2.7           2.1
Bibiani underground                       --         --        1.2        4.6        1.2        4.6          0.2           0.2
Bibiani surface                          1.9        1.8        3.5        3.3        5.4        2.8          0.5           0.5
Bibiani tailings                         4.4        1.1        0.4        1.0        4.8        1.1          0.1           0.1
Siguiri (85%)                           19.1        1.2       36.3        1.2       55.4        1.2          2.1           1.8
Freda-Rebecca                            3.8        2.5        1.0        2.5        4.8        2.5          0.4           0.4
Geita (50%)                             30.8        3.7       39.6        4.6       70.4        4.2          9.4           4.7
Youga (45%)                               --         --        4.8        3.3        4.8        3.3          0.5           0.2
----------------------------------------------------------------------------------------------------   ---------    ----------
Sub Total                               95.1        2.3      100.7        2.8      195.8        2.5         15.9          10.1
----------------------------------------------------------------------------------------------------   ---------    ----------
TOTAL                                  115.1        2.4      141.5        4.1      256.6        3.4         27.8          22.0
----------------------------------------------------------------------------------------------------   ---------    ----------
2001 Total                             121.4        2.5      123.2        4.2      244.6        3.3         26.1          21.3
----------------------------------------------------------------------------------------------------   ---------    ----------

NOTES                                                                         22


RECONCILIATION FOR THE YEAR ENDING 31 DECEMBER 2002

----------------------------------------------------------------------------------------------------------------------------
                                     MEASURED AND INDICATED MINERAL RESOURCES          PROVED AND PROBABLE ORE RESERVES
                                                  (OUNCES MILLION)                              (OUNCES MILLION)
                                                       NET                                            NET
                                       OPENING     (DEPLETION)/     CLOSING        OPENING      (DEPLETION)/         CLOSING
LOCATION                           31 DEC 2001      ADDITIONS    31 DEC 2002    31 DEC 2001       ADDITION       31 DEC 2002
----------------------------------------------------------------------------------------------------------------------------
Obuasi                                    21.9         0.2             22.1            12.4           (0.5)            11.9
Iduapriem (80%)/Teberebie (90%)            5.0        (0.8)             4.2             2.1            0.6              2.7
Bibiani                                    1.0         0.1              1.1             0.9           (0.1)             0.8
Siguiri (85%)                              3.1          --              3.1             2.1             --              2.1
Freda-Rebecca                              1.2         0.1              1.3             0.4             --              0.4
Geita (50%)                               11.1         2.8             13.9             7.7            1.7              9.4
Youga (45%)                                0.7          --              0.7             0.5             --              0.5
----------------------------------------------------------------------------------------------------------------------------
TOTAL                                     44.0         2.4             46.4            26.1            1.7             27.8
============================================================================================================================

Notes on the Ore Reserves and Mineral Resources Statement

1. This Ore Reserve and Mineral Resource statement is classified according to the Australasian Code for the Reporting of Identified Mineral Resources and Ore Reserves issued by the Joint Committee for the Australasian Institute of Geoscientists and the Australian Mining Industry Council
      (JORC).

2. All Identified Mineral Resources are reported as in situ or contained resources utilising JORC guidelines and are inclusive of the stated Ore Reserve.

3. The Proved and Probable Ore Reserves contained within the Identified Mineral Resources has been estimated using guidelines of the JORC code and are reported as recoverable ore reserves to which appropriate factors have been applied to allow for mining loss and dilution.

4. For economic studies and the determination of cut-off grades, a gold price of US$300 per ounce was assumed.

5. At a gold price of US$275 per ounce, it is estimated that the ore reserves will decrease by approximately 5 per cent and at a gold price of US$325 per ounce, it is estimated that the ore reserves will increase by approximately 2 per cent.

6. The Ore Reserves and Identified Mineral Resources reported represent 100 per cent of the Ore Reserves and Mineral Resources at the respective properties and no allowance has been made for joint venture or minority interests. Ashanti's percentage interest is shown in brackets for properties where Ashanti has less than 100 per cent ownership and the corresponding entity ounces are disclosed accordingly.


7. The competent persons who have overseen the estimation of the Ore Reserves and Identified Mineral Resources are listed as follows:

      MINE                           RESOURCES            RESERVES
--------------------------------------------------------------------------------
      Obuasi                         J Amanor             J Chamberland
      Iduapriem/Tebererie            K Osei               S Ndede
      Bibiani                        C de Vente           C de Vente/J Seaward
      Siguiri                        A Pardey             A Pardey
      Freda-Rebecca                  S Hlabangana         G Chitumbura
      Geita                          R Adofo/J Hill       D Purdey
      Youga                          D Bansah             T Obiri-Yeboah
--------------------------------------------------------------------------------

8.    Identified Inferred Resources are not reported in the statement.

9.    Data may not compute exactly due to rounding.

NOTES                                                                         23

9     HEDGING

The following table sets out Ashanti's hedge portfolio as at 31 December 2002.

                                        2003        2004         2005        2006         2007        2008       2009      2010
--------------------------------------------------------------------------------------------------------------------------------
Forward Sales (ounces)                 899,392     529,992     520,996      410,000     340,000     279,125    334,250   304,250
  (US$/ounce)                              344         352         347          355         357         367        358       367
--------------------------------------------------------------------------------------------------------------------------------
PUTS:
Bought (ounces)                         50,000     111,200     111,200      111,200     111,200      79,200     79,200    79,200
  (US$/ounce)                              354         370         370          370         370         378        378       378
--------------------------------------------------------------------------------------------------------------------------------
CALLS:
Sold (ounces)                          640,692     628,972     425,528      312,056     391,076     349,535    123,970    84,250
  (US$/ounce)                              337         339         344          376         372         374        383       384
--------------------------------------------------------------------------------------------------------------------------------
Bought (ounces)                        240,000     280,000      60,000      172,996     172,996          --         --        --
  (US$/ounce)                              429         444         380          418         418          --         --        --
---------------------------------------------------------------------------------------------------------------------------------
Subtotal (ounces)                      400,692     348,972     365,528      139,060     218,080     349,535    123,970     84,250
---------------------------------------------------------------------------------------------------------------------------------
Lease Rate Swap ounces due
(ounces)                                   430          --          --           --          --          --         --         --
---------------------------------------------------------------------------------------------------------------------------------
SUMMARY:
PROTECTED (ounces)                     948,962     641,192     632,196      521,200     451,200     358,325    413,450    383,450
---------------------------------------------------------------------------------------------------------------------------------
COMMITTED (ounces)                   1,299,654     878,964     886,524      549,060     558,080     628,660    458,220    388,500
---------------------------------------------------------------------------------------------------------------------------------
Lease Rate Swap (ounces)             2,367,000   2,587,000   2,251,000    1,915,000   1,579,000   1,318,000    982,000    646,000
---------------------------------------------------------------------------------------------------------------------------------
Total committed ounces as a
percentage of total forecast
production (excluding Geita for
the period of the project
financing ie 2003 - 2007)
---------------------------------------------------------------------------------------------------------------------------------
Deferred
Hedging Income (US$m)                       15          13          --           --          --          --         --         --
---------------------------------------------------------------------------------------------------------------------------------

                                       2011      2012       2013      TOTAL
------------------------------------------------------------------------------
Forward Sales (ounces)               268,250    215,313   186,500    4,288,068
  (US$/ounce)                            367        374       365          355
------------------------------------------------------------------------------
PUTS:
Bought (ounces)                           --         --        --      732,400
  (US$/ounce)                             --         --        --          371
------------------------------------------------------------------------------
CALLS:
Sold (ounces)                         84,250     77,188    28,000    3,145,517
  (US$/ounce)                            384        387       401          357
------------------------------------------------------------------------------
Bought (ounces)                           --         --        --      925,992
(US$/ounce)                               --         --        --          427
------------------------------------------------------------------------------
Subtotal (ounces)                     84,250     77,188    28,000    2,219,525
------------------------------------------------------------------------------
Lease Rate Swap ounces due
(ounces)                                  --         --        --          430
------------------------------------------------------------------------------
SUMMARY:
PROTECTED (ounces)                   268,250    215,313   186,500    5,020,038
------------------------------------------------------------------------------
COMMITTED (ounces)                   352,500    292,500   214,500    6,507,162
------------------------------------------------------------------------------
Lease Rate Swap (ounces)             310,000    130,000        --    2,587,000
------------------------------------------------------------------------------
Total committed ounces as a
percentage of total forecast
production (excluding Geita for
the period of the project
financing ie 2003 - 2007)                                                  48%
------------------------------------------------------------------------------
Deferred
Hedging Income (US$m)                     --         --        --           28
------------------------------------------------------------------------------

DETAILS OF HEDGING CONTRACTS OUTSTANDING AT 31 DECEMBER 2002

FORWARD SALES:

A total of 4.29 million ounces have been sold forward at an average price of US$355 per ounce.

PUT OPTIONS:

Ashanti has purchased 732,400 ounces of put options that give Ashanti the right, but not the obligation, to sell gold at certain strike prices. The average strike price is US$371 per ounce.

CALL OPTIONS:

Ashanti has sold 3.15 million ounces of call options at an average strike price of US$357 per ounce. As a partial offset, Ashanti has bought 0.93 million ounces of call options at an average strike price of US$427 per ounce.

GOLD LEASE RATE SWAPS:

As of 31 December 2002, a maximum of 2.59 million ounces of Ashanti's hedged production will be exposed to the floating 3 month lease rate at any one time.

The lease rate swaps can be broken down into the following types (under all of these contracts Ashanti receives a certain lease rate income, which can be regarded as compensation for the lease rate exposure that Ashanti takes on).

                                                                               FIXED RATE      VOLUME
DESCRIPTION                                                                          (%)      (OUNCES)
-------------------------------------------------------------------------------------------------------
Ashanti pays a quarterly floating rate and receives a
        weighted average quarterly fixed rate of 1.81%                            1.81       2,412,000
Ashanti pays a quarterly floating rate and receives a
        fixed amount of dollars at maturity.
The quarterly amount is rolled until maturity of each
        forward contract. The fixed amount for each contract
        is calculated using the formula: Volume*YearsToMaturity*302*2.00%.
The next rate set is in 2004.                                                     2.00         360,000
-------------------------------------------------------------------------------------------------------
TOTAL                                                                                        2,772,000
-------------------------------------------------------------------------------------------------------

NOTES                                                                         24

MARK-TO-MARKET VALUATIONS

On 31 December 2002, the portfolio had a negative mark-to-market value of US$150.0 million. This valuation was based on a spot price of US$345 per ounce and the then prevailing applicable US interest rates, gold forward rates and volatilities. The delta at that time was 5.9 million ounces. This implies that a US$1 increase in the price of gold would have a US$5.9 million negative impact (approximate) on the mark-to-market valuation of the hedge book. Movements in US interest rates, gold lease rates, volatilities and time will also have a sizeable impact on the mark-to-market. All these variables can change significantly over short time periods and can consequently materially affect the mark-to-market valuation.

The approximate breakdown by type of the mark-to-market valuation at 31 December 2002, was as follows:

                                                                           US$M
--------------------------------------------------------------------------------
Forward contracts                                                         (56.0)
European Put options (net bought)                                          24.9
European Call options (net sold)                                         (102.7)
Lease rate swaps                                                          (16.2)
--------------------------------------------------------------------------------
                                                                         (150.0)
--------------------------------------------------------------------------------

GEITA HEDGING

The table below shows Ashanti's portion of hedging commitments for Geita as at 31 December 2002. This represents half of Geita's hedge commitments.

                                    2003         2004         2005         2006         2007          TOTAL
------------------------------------------------------------------------------------------------------------
Forward Sales (ounces)            379,195      391,116      349,655      189,152      241,876      1,550,994
  (US$/ounce)                         285          289          294          296          298            291
------------------------------------------------------------------------------------------------------------
PUTS:
Bought (ounces)                    53,470       51,172       48,700       36,230       46,780        236,352
  (US$/ounce)                         291          291          291          291          292            291
------------------------------------------------------------------------------------------------------------
Lease Rate Proceeds (ounces)          800           --           --           --           --            800
------------------------------------------------------------------------------------------------------------
SUMMARY:
PROTECTED (ounces)                431,865      442,288      398,355      225,382      288,656      1,786,546
------------------------------------------------------------------------------------------------------------
COMMITTED (ounces)                378,395      391,116      349,655      189,152      241,876      1,550,194
------------------------------------------------------------------------------------------------------------
Lease Rate Swap (ounces)          312,602      233,548      152,601       82,840           --             --
------------------------------------------------------------------------------------------------------------

MARK-TO-MARKET VALUATION

On 31 December 2002 the Geita portfolio had a negative mark-to-market value of US$88.6 million (Ashanti's portion: US$44.3 million). This valuation was based on a spot price of US$345 and the then prevailing US interest rates, gold forward rates, volatilities and guidelines provided by the Risk Management Committee of the Board.

10 ACCOUNTS

The preliminary results are unaudited. The financial information for the twelve months to 31 December 2001 is derived from the statutory accounts for that year as restated for the adoption of FRS 19 - Deferred Taxation.

FORWARD LOOKING STATEMENTS                                                    25


This report contains a number of statements relating to plans, forecasts and future results of Ashanti Goldfields Company Limited ("Ashanti") that are considered "forward looking statements" as defined in the Private Securities Litigation Reform Act 1995 of the United States of America including but not limited to those related to future working capital, future production levels, operating costs and plans for diversification. Ashanti may also make written or oral forward-looking statements in its presentations, periodic reports and filings with the various regulatory authorities, in its annual report to shareholders, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These forward looking statements include statements about our beliefs, hopes, projections and expectations, and may include statements regarding future plans, objectives or goals, anticipated production or construction commencement dates, construction completion dates, working capital, expected costs, production output, the anticipated productive life of mines, projected cashflows, debt levels, and mark-to-market values of and cashflows from the hedgebook.

Such statements are based on current plans, information, intentions, estimates and projections and certain external factors which may be beyond the control of Ashanti and, therefore, undue reliance should not be placed on them. These statements are subject to risks and uncertainties that could cause actual occurrences to differ materially from the forward looking statements, such as the risks that Ashanti may not be able to achieve the levels of production and operating costs it has projected. Additional risk factors affecting Ashanti are set out in Ashanti's filing with the US Securities and Exchange Commission.

Ashanti can give no assurances that such results, including the actual production or commencement dates, construction completion dates, costs or production output or anticipated life of the projects and mines, projected cashflows, debt levels, and marked-to-market values of and cashflows from the hedgebook, will not differ materially from the forward seeking statements contained in this report. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors collectively referred to as "Risk Factors", many of which are beyond the control of Ashanti, which may cause actual results to differ materially from those expressed in the statements contained in this report. These Risk Factors include leverage, gold price volatility, changes in interest rates, hedging operations, reserves estimates, exploration and development, mining, yearly output, power supply, Ghanaian political risks, environmental regulation, labour relations, general political risks, control by principal shareholders, Ghanaian statutory provisions, dividend flows and litigation. For example, future revenues from projects or mines described herein will be based in part upon the market price of gold, which may vary significantly from current levels. Such variations, if materially adverse, may impact the timing or feasibility of the developments of a particular project or the expansion of specified mines.

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of mines include the ability to produce profitably and transport gold extracted therefrom to applicable markets, the impact of foreign currency exchange rates, the impact of any increase in the costs of inputs, and activities by governmental authorities where such projects or mines are being explored or developed, including increases in taxes, changes in environmental and other regulations and political uncertainty. Likewise the cashflows from and marked-to-market values of the hedgebook can be affected by, inter alia, gold price volatility, US interest rates, gold lease rates and active management of the hedgebook.

Forward looking statements speak only as of the date they are made, and except as required by law, or unless required to do so by the Listing Rules of the UK Listing Authority, Ashanti undertakes no obligation to update publicly any of them in light of new information or future events.

ENQUIRIES                                                                     26


ASHANTI GOLDFIELDS COMPANY LIMITED

SRINIVASAN VENKATAKRISHNAN
Chief Financial Officer
Telephone:                            (+44) 20 7256 9938

ERNEST ABANKROH
Company Secretary
Telephone:                            (+44) 20 7256 9938

UK CONTACT
CORINNE GAISIE
Telephone:                            (+44) 20 7256 9938

NORTH AMERICAN CONTACT
ALLAN JORDAN
Golin Harris
Telephone:                            (+1-212) 697 9191

website: www.ashantigold.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 13, 2003                   ASHANTI GOLDFIELDS COMPANY LIMITED


                                           By:  /s/ Ernest Abankroh
                                               -----------------------------
                                           Name:  Ernest Abankroh
                                           Title: Company Secretary